Exhibit 1

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 29 December 2023, being the last day of trading for that month, the Company’s issued share capital consisted of 2,236,408,054 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 29 December 2023, the Company held 220,533,855 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Claire Dhokia
Deputy Company Secretary
British American Tobacco p.l.c.

2 January 2024